

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Dan Valladao
Chief Executive Officer/President
GreenCell, Incorporated
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re:** **GreenCell, Incorporated**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 19, 2011**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 3

1.   We note your revisions in response to the last sentence prior comment 1 and your response to prior comment 2. Please reconcile your statement that the "material aspects of the 120 vote igniter are complete" with your disclosure in the same sentence that you have to complete the "voltage requirement" of the igniter and that you do not expect to generate revenue until the fourth quarter of your fiscal year beginning April 1, 2011. Also please reconcile your reference to the 120 volt requirement that you mention here with the 80 volt requirement that you mention on page 22.

Financial Summary – Balance Sheet Data, page 5

2.   Please reconcile your September 30, 2010 $31,250 Total stockholders' equity as presented in your financial summary with stockholders' equity (deficit) of $(68,163) recorded in the September 30, 2010 Balance Sheet, page F-1.

Dan Valladao
GreenCell, Incorporated
February 2, 2011
Page 2

<u>Risk Factors, page 6</u>

3.   We reissue prior comment 12. For example, we note the following:

- your disclosure in the first risk factor on page 8 that you "will not expect to complete development of [y]our initial igniter product until approximately the end of 2010";
- your disclosure in the second full risk factor on page 11 that you "plan to hire a replacement Chief Financial Officer/Chief Accounting Officer by 2011"; and
- your disclosure in the penultimate paragraph on page 24 that you "will focus on a first 12 volt and 24 volt finished unit" after your first lot is analyzed, which appears immediately after your disclosure that you continually analyzed your first a round of first prototypes from July 2010 to September 2010.

<u>Selling Security Holders, page 15</u>

4.   Please ensure the accuracy of your footnote numbers in your table of selling security holders. For example, we note that there is a "3" next to Timothy T. Alford's name but that you describe Mr. Alford's share ownership and relationship to you in footnote 2. We also note that there is no footnote 15 to your table, even though a "15" appears next to Ryan Painter's name.

<u>Business, page 22</u>

5.   Please expand your response to prior comment 10 to tell us clearly and directly whether you are aware of infringement claims against you.

<u>Task 1. Igniter Development and Testing (CERIS), page 24</u>

6.   We note your disclosure in the first paragraph on page 25 that you have leased and purchased several pieces of analytical equipment. We also note your disclosure, such as on page 28, that you have not leased any equipment from SenCer and your disclosure in Note 4 on page F-14 that your equipment consisted of one piece of analytical equipment at September 30, 2010. Please revise where appropriate to describe your leases of analytical equipment.

<u>Igniter Development Precursor Work, page 26</u>

7.   Please reconcile your disclosure here that you will conduct final testing "10/2010-12/2010" with your statement on page 3 regarding February 2011 testing.

<u>Plan of Operations, page 35</u>

8.   Please expand your disclosure in response to prior comment 16 to quantify with specificity the changes to your projected costs of developing prototypes and the changes

to your projected timing. Also disclose the reasons for the specific changes you made. Your disclosure in this section in response to this comment should permit investors to understand clearly the magnitude of and specific reasons for the differences between the information in section 4.7 of Exhibit 10.1 and the disclosure in this section of your document.

Transactions with Related Persons . . . , page 39

9.   We reissue prior comment 20. Please revise your disclosure to clarify who determined the amount you would pay in return for the property acquired under the Technology License Agreement, the relationship of that person to you, the relationship of that person to SenCer, and how that person determined the value of the license to you. Please note that this comment does not address the accounting principle you followed in determining the value of your license after it was transferred to you. This comment addresses how you determined the value of the license prior to entering into the license agreement.

10.   Please tell us why you did not include the advances from your co-founding shareholders, mentioned in Note 11 on page F-18, in your related person disclosure. With a view toward appropriate disclosure, please also tell us whether the shareholders with whom you entered into a series of notes payable, mentioned in Note 5 on page F-14 and in Note 11 on page F-18, are related persons.

Executive Compensation, page 46

11.   We note your response to prior comment 24; however, per Regulation S-K Item 402, your disclosure in the table should include information regarding compensation paid for the last completed fiscal year, not partial payments for the current fiscal year. Include in the text accompanying the table information regarding how payments in the current fiscal year will differ from the historic information presented in the table.

Financial Statements, page F-1

12.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

13.   We recognize your response to comment 26 and 27. However, your responses where you indicate that SenCer had no operations, revenues, capital costs or expenditures pertaining to any of the foregoing technologies, markets or potential future products as provided for in the Technology License Agreement are in contrast to the following:

  •   the last paragraph under SenCer's and General Automotive's Business, page 22, that says that you agreed to pay the royalty for only the igniter technology because SenCer expended capital costs prior to your formation, the benefits of which were conveyed to you in the Technology License Agreement;

- the disclosure in the second paragraph on page 24 that SenCer developed the initial igniter technology and successfully tested several prototypes for temperature and ignition before transferring the technology to you and that you continued development and prototype testing of the igniter after transfer of the technology;

- the disclosure on page 29 that SenCer spent $187,000 on research and development during calendar year 2009 on ceramic based technologies and igniter development, fuel cell component and materials synthesis development, and composite device development; and

- the disclosure on page 30 that your igniter technology was funded directly by SenCer up to the initial prototype stage in November 2009.

Please explain these discrepancies or otherwise revise your disclosure.

Notes to the Financial Statements, pages F-5 and F-24

Note 7 and 6, Stockholders' Equity, pages F-16 and F-34, respectively

14.   We note on December 8, 2010, the company issued 400,000 shares of its common stock for $20,000 of legal expenses. This appears to be a subsequent event, yet you indicate that this amount is included in professional fees on the statement of operations and appears to be reflected in your statement of changes in stockholders' equity on page F-22. Please reconcile this disclosure with the March 31, 2010 and September 30, 2010 statement of operations and statement of stockholders' equity to which these notes apply.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq.
                       Law Office of Frederick M. Lehrer P A